VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 JUL 31 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025629

12 July 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~**Viralytics Limited**~~ Psiron Ltd
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date: 12 July 2007

Subject Appointment of Dr Phillip Altman as an Executive Director

---

Viralytics Limited (ASX: VLA) is proud to announce the appointment of Dr Phillip Altman, as an executive director of the Company. Dr Altman's title will be Director - Clinical and Regulatory Affairs.

Dr Altman is a well-known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. Dr Altman has worked in senior managerial positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle. He established his own company, Pharmaco Pty. Ltd., one of Australia's first contract research organisations (CROs), where he served as a Senior Industry Consultant. His career has seen him involved in more than one hundred clinical trials (Phase I through IV). He has been personally responsible for the market approval of numerous new drugs and dosage forms since joining the pharmaceutical industry in 1974.

A graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees, he co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd. - ARCS). ARCS presently has more than 2000 members.

The appointment of Dr Altman coincides with the Company's commencement of human trials and reflects Viralytics's transition and growth to a company whose prime focus is the rapid development and advancement of its clinical trials program. The aim of the Company's clinical trials program is to repeat in humans, the exciting preliminary pre-clinical findings demonstrated in animal models of its Viralytics's technology.

Dr Altman's appointment follows the appointment of Nadaisan (Raj) Logaraj as a director in April of this year. These two appointments have demonstrably strengthened the management expertise of the board and will accelerate Viralytics's transition to a significant Biotechnology company when it commercialises its Intellectual Property.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21

attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

END